                                                            OMB APPROVAL
                                                    ---------------------------
                                                    OMB NUMBER:  3235-0145
                                                    EXPIRES:  DECEMBER 31, 1997
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE....14.90

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.___)*


                            Payless Cashways, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                             voting common stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 704378306000
                           ----------------------------
                                (CUSIP Number)


Maun & Simon, PLC, 2000 Midwest Plaza Building West, 801 Nicollet Mall,
Minneapolis, Minnesota  55402, Attention:  Albert A. Woodward   (612)  904-7400
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                              December 20, 1996
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   704378306000                         PAGE  2   OF   11   PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Okabena Partnership K

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            700,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             --
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        700,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,403,600
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


CUSIP NO.   704378306000                         PAGE  3   OF  11    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Summit Capital Appreciation Fund LP

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            400,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             453,600
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        400,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,403,600
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


CUSIP NO.   704378306000                         PAGE  4   OF   11   PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NU Twins, LLC

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            750,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             --
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        750,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,403,600
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       OO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


CUSIP NO.   704378306000                         PAGE  5   OF   11   PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ovda Fund, Ltd.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            100,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             --
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        100,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,403,600
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


       CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

CUSIP NO. 704378306000                                        PAGE 6 OF 11 PAGES





ITEM 1.  SECURITY AND ISSUER

     This statement relates to the voting common stock of Payless Cashways, Inc. ("Payless") having its principal place of business at Two Pershing Square, 2300 Main, P.O. Box 419466, Kansas City, MO 64141-0466

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed jointly by the entities identified below (collectively the "Holders").

1.   Okabena Partnership K
     c/o Okabena Investment Services Inc., 5150 Norwest Center, Minneapolis, MN 55402
     Okabena Partnership K is a general partnership organized in Minnesota.

     The managing general partner of Okabena Partnership K is Okabena Investment Services, Inc. and the information with respect to Okabena Investment Services, Inc. is as follows:

     Okabena Investment Services, Inc., 5150 Norwest Center, Minneapolis, MN
     55402
     Okabena Investment Services, Inc. is a Minnesota corporation. The officers are Bruce Lueck (President) and Gary S. Kohler (Vice President).
     See Exhibit A for additional information on the general partners of Okabena Partnership K.

2.   NU Twins, LLC
     440 S. LaSalle Street, Suite 1900, Chicago, IL 60605
     NU Twins, LLC is a limited liability company organized in Illinois.

     The members of NU Twins, LLC are Deephaven, Inc., and Gildor Trading, Inc. The information with respect to Deephaven, Inc. and Gildor Trading, Inc. is as follows:

     Deephaven, Inc.
     440 S. LaSalle Street, Suite 1900, Chicago, IL 60605
     Deephaven, Inc. is an Illinois corporation. The officers are Irvin Kessler (President) and Fred Goldman (Senior Vice President).

     Gildor Trading, Inc.
     440 S. LaSalle Street, Suite 1900, Chicago, IL 60605
     Gildor Trading, Inc. is a Bahamas corporation. The officer of Gildor Trading, Inc. is Efraim Gildor (President).

3.   Ovda Fund, Ltd.
     Charlotte House
     Charlotte Street
     Nassau Bahamas

CUSIP NO. 704378306000                                        PAGE 7 OF 11 PAGES



     Ovda Fund Ltd. is a Bahamas corporation. The officers are Anthony InderRieden (President) and Dawn E. Davies (Vice President). Its investment advisor is EFI Trading Inc. and the information with respect to EFI Trading Inc. is as follows:

     EFI Trading, Inc.
     440 S. LaSalle Street, Suite 1900, Chicago, IL 60605
     EFI Trading, Inc. is a Bahamas corporation. The officer of EFI Trading, Inc.is Efraim Gildor (President).

4.   Summit Capital Appreciation Fund LP
     900 2nd Avenue South, Minneapolis, MN 55402
     Summit Capital Appreciation Fund LP is a general partnership organized in Minnesota.

The general partners of Summit Capital Appreciation Fund LP are Marc H. Kozberg, Dr. Demetre Nicoloff, G. James Spinner, Robert H. Paymar and Stanley
I. Barenbaum. The information about Messrs. Kozberg, Nicoloff, Spinner, Paymar and Barenbaum is as follows:

     Marc H. Kozberg
     Summit Investment Corporation, 900 2nd Avenue South, Minneapolis, MN 55402 Mr. Kozberg is an investor and is employed by Summit Investment Corporation.
     Mr. Kozberg is a United States citizen.

     Dr. Demetre Nicoloff
     920 E 28th Street, Minneapolis, MN
     Dr. Demetre Nicoloff is a physician with an office at the above address. Mr. Nicoloff is United States citizen.

     G. James Spinner
     Summit Investment Corporation, 900 2nd Avenue South, Minneapolis, MN 55402 Mr. Spinner is the President of Summit Investment Corporation.
     Mr. Spinner is a United States citizen.

     Robert H. Paymar
     Summit Investment Corporation, 900 2nd Avenue South, Minneapolis, MN 55402 Mr. Paymar is an investor and is Chairman of the Board of Summit Investment Corporation.
     Mr. Paymar is a United States citizen.

     Stanley I. Barenbaum
     900 2nd Avenue South, Minneapolis, MN 55402
     Mr. Barenbaum is an investor and is self-employed.
     Mr. Barenbaum is a United States citizen.

CUSIP NO. 704378306000                                        PAGE 8 OF 11 PAGES



     None of the above referenced Holders (or the general partners or officers listed above) has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The voting common stock of Payless was purchased by each Holder from available cash resources.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Holders have acquired the voting common stock of Payless for investment purposes and believe the stock is undervalued. The Holders intend to monitor closely Payless' operation and may seek active participation in the management of Payless. Specifically, the Holders may seek representation on the Payless Board of Directors. The Holders specifically reserve the right to purchase additional shares of Payless or to sell shares if they deem it in their best interest. The Holders specifically reserve the right to discuss with other stockholders of Payless matters of common concern as stockholders of Payless. In this regard, the Holders have requested and received a stockholder list of Payless. At the present time, the Holders do not have any plans or proposals respecting extraordinary corporate transactions affecting Payless, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Information with respect to the aggregate number of shares of voting common stock, and the percentage of all outstanding shares of common stock beneficially owned as of December 30, 1996 by each of the Holders is set forth below (the Holders have sole voting and dispositive power with respect to the number of shares listed unless otherwise noted):

                                                                            Percentage of
      Name                                  Number of Shares             Outstanding Shares *
      ----                                  ----------------             --------------------
  Okabena Partnership K                         700,000                         1.8%
  NU Twins, LLC                                 750,000                         2.0%
  Ovda Fund, Ltd.                               100,000                         0.3%
  Summit Capital Appreciation Fund LP           853,600**                       2.3%


CUSIP NO. 704378306000                                       PAGE 9 OF 11 PAGES



     **Includes 453,600 shares owned of record and beneficially by general partners of Summit Capital Appreciation Fund LP (60,100 shares owned by Marc H. Kozberg, 70,000 by G. James Spinner, 63,500 by Robert H. Paymar and 260,000 owned (directly and indirectly) by Dr. Demetre Nicoloff.) Summit Capital Appreciation Fund LP disclaims beneficial ownership of shares owned by its general partners.

     The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.

     At September 30, 1996, Payless had 37,703,228 shares of voting common stock outstanding. The Holders, at the present time, collectively own 2,403,600 shares of the Payless' voting common stock (including the shares owned by general partners of Summit Capital Appreciation Fund LP noted above), constituting approximately 6.4% of all of the outstanding voting common stock.

     Transactions by the Holders in the securities of Payless in the last 60 days are as follows:

                       Date of        Type of          Number of
                       Transaction    Transaction      Shares          Price
                       -----------    -----------      ---------       -----
Summit Capital
Appreciation Fund       12/19/96         Buy            50,000        $1.3125
NU Twins, LLC           12/20/96         Buy           750,000        $1.25
Ovda Fund, Ltd.         12/20/96         Buy           100,000        $1.25
Okabena Partnership K   12/20/96         Buy           198,400        $1.418
Okabena Partnership K   12/23/96         Buy           100,000        $1.50
Okabena Partnership K   12/26/96         Buy           200,000        $1.61

All transactions were effected on the New York Stock Exchange through separate brokerage accounts.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Additional Item 2 information concerning the general partners of Okabena Partnership K.

Exhibit B - Agreement as to joint filing pursuant to Reg Section
240.13d-1(f)(1)(iii).

SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true correct and complete.

Dated: December 30,1996

OKABENA PARTNERSHIP K
By: Okabena Investment Services, Inc.,
general partner

By:/s/ Gary Kohler
   ----------------------------
Gary Kohler, Vice President


NU TWINS, LLC
By: Deephaven, Inc., member

By:/s/ Fred Goldman
   ---------------------------------
Fred Goldman, Senior Vice President

OVDA FUND, LTD.
By: EFI Trading, Inc., its investment advisor

By:/s/ Efraim Gildor
   ------------------------
Efraim Gildor, President

SUMMIT CAPITAL APPRECIATION FUND LP

By:/s/ Marc Kozberg
   ------------------------
Marc Kozberg, general partner

                                                        PAGE 10 OF 11 PAGES

                                  EXHIBIT A

        Set forth below is the name and business occupation of each general partner of Okabena Partnership K. The business address for each person or entity listed is c/o Okabena Investment Services, Inc., 5140 Norwest Center, Minneapolis, MN 55402-4139. See Item 2(d), (e), and (f) of this Schedule 13D Statement for additional information concerning these general partners.

        Name of Partner                        Occupation
        --------------                         ----------

        Lucy J. Dayton                         Private Investor
        Chadwick Foundation                    N/A
        Christopher B. Dayton                  Private Investor
        Martha B. Dayton                       Private Investor
        Michael K. Dayton                      Private Investor
        James G. Dayton                        Architect
        Tobin J. Dayton                        Student
        Mae F. Dayton                          Private Investor
        Scott N. Dayton                        Retailer
        Chadwick L. Dayton                     Student
        Whitney L. Dayton                      Minor
        Edward N. Dayton                       Private Investor
        Robert J. Dayton                       Chief Executive Officer
                                               (Okabena Co. - Family Office)
        John W. Dayton                         Business Owner
        Sherry Ann Dayton                      Private Investor
        Joan L. Dayton                         Private Investor
        Rebecca H. Dayton                      Private Investor
        Arlene J. Dayton                       Private Investor
        Virginia Y. Dayton                     Private Investor
        Bruce B. Dayton                        Private Investor
        Mark B. Dayton                         Private Investor
        Brandt N. Dayton                       Private Investor
        Christian B. Dayton                    Therapist
        Lucy B. Dayton                         Veterinarian
        Anne D. Buxton                         Private Investor
        Wallace C. Dayton                      Private Investor
        Mary Lee Dayton                        Private Investor
        Sally D. Clement                       Therapist
        Stephen M. Clement III                 Educator
        Ellen D. Sturgis                       Private Investor
        Sheldon S. Sturgis                     Business Owner
        Katherine D. Nielsen                   Private Investor
        Stuart A. Nielsen                      Artist
        Elizabeth D. Dovydenas                 Private Investor
        K. N. Dayton                           Private Investor
        Oakleaf Foundation                     N/A
        Julia W. Dayton                        Private Investor
        Judson N. Dayton                       Private Investor
        Elisabeth J. Dayton                    Private Investor
        Duncan N. Dayton                       Real Estate Developer
        Katharine L. Kelly                     Private Investor
        Douglas J. Dayton                      Private Investor
        Meadowood Foundation                   N/A
        David D. Dayton                        Business Owner
        Vanessa D. Dayton                      Pathologist
        Steven J. Melander-Dayton              Private Investor
        Bruce C. Dayton                        Student
        Lynn B. Dayton                         Student
        Marina B. Dayton                       Minor
        Alexander B. Dayton                    Minor
        Charles Benning Dayton                 Minor
        Jackson Gardiner Dayton                Minor
        Margaret Bliss O'Keefe                 Minor
        Angus Dayton O'Keefe                   Minor
        Catherine Greer O'Keefe                Minor
        Nicholas Sherman Buxton                Minor
        Henry M. Buxton                        Minor
        Theodore D. Clement                    Minor
        Winston W. Clement                     Minor
        Matthew D. Sturgis                     Minor
        Katherine L. Sturgis                   Minor
        Rosamond G. Sturgis                    Minor
        Samuel D. Richardson                   Minor
        Olivia Maren Nielsen                   Minor
        Joyce D. Dovydenas                     Minor
        Elena L. Dovydenas                     Minor
        Caroline Avery Dayton                  Minor
        Davis Winton Dayton                    Minor
        Isaac N. Dayton                        Minor
        Caleb F. Dayton                        Minor
        Dorothy J. Melander-Dayton             Minor
        Adele Marie Melander-Dayton            Minor
        Bruce C. Lueck                         President
                                               Okabena Investment Services, Inc.
                                               (Registered Investment Advisor)
        Gary S. Kohler                         Vice President
                                               Okabena Investment Services, Inc.
                                               (Registered Investment Advisor)

CUSIP NO. 704378306000                                       PAGE 11 OF 11 PAGES

                                  Exhibit B

                          AGREEMENT AS TO JOINT FILING

Pursuant to Reg Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Payless Cashways, Inc. is being filed on behalf of each of the undersigned.

OKABENA PARTNERSHIP K
By: Okabena Investment Services, Inc.,
general partner

By:/s/ Gary Kohler
   ---------------------------
Gary Kohler, Vice President

NU TWINS, LLC
By: Deephaven, Inc., member

By:/s/ Fred Goldman
   ----------------------------------
Fred Goldman, Senior Vice President

OVDA FUND, LTD.
By: EFI Trading, Inc., its investment advisor

By:/s/ Efraim Gildor
   --------------------------
Efraim Gildor, President

SUMMIT CAPITAL APPRECIATION FUND LP

By:/s/ Marc Kozberg
   ----------------------------
Marc Kozberg, general partner